Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Thirteen Weeks Ended April 4, 2009	Year Ended Jan. 3, 2009	Year Ended Dec. 29, 2007	Year Ended Dec. 30, 2006	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005
Income before income tax expense	$9,521	$15,817	$28,465	$17,535	$13,240	$5,421
Add:
Fixed charges	13,913	53,893	54,105	44,840	42,964	49,285
Income as adjusted	$23,434	$69,710	$82,570	$62,375	$56,204	$54,706
Fixed charges:
Interest expense (excluding unrealized loss on interest rate swap)	$13,546	$52,498	$52,688	$43,481	$41,767	$48,148
Portion of rents representative of the interest factor	367	1,395	1,417	1,359	1,197	1,137
Fixed charges	$13,913	$53,893	$54,105	$44,840	$42,964	$49,285
Ratio of earnings to fixed charges	1.7x	1.3x	1.5x	1.4x	1.3x	1.1x